Filed by Desktop Metal, Inc.
(Commission File No.: 001-38835)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc.
(Commission File No.: 001-38835)
Date: August 3, 2023

The following press release was released by Desktop Metal, Inc. (the “Company”) on August 3, 2023, to announce the Company’s results of operations for the second quarter of 2023. The following slide presentation was used in conjunction with the conference call held by the Company on August 3, 2023 to discuss the Company’s results of operations for the second quarter of 2023.

Press Release

CONFIDENTIAL - NOT FOR RELEASE

Desktop Metal Announces Second Quarter
2023 Financial Results

August 3, 2023

●	Revenue of $53.3 million, up 29% sequentially
●	GAAP gross margin of 11%; non-GAAP gross margin of 31%
●	Best quarter of adjusted EBITDA since going public
●	Year-over-year improvements to non-GAAP gross margins, operating expenses, adjusted EBITDA, and operating cash flow in second quarter 2023
●	Cash, cash equivalents, and short-term investments closed second quarter 2023 at $127.6 million, down $22.2 million from the close of first quarter 2023
●	Reaffirming full year 2023 guidance of revenue between $210 to $260 million, and adjusted EBITDA between $(50) to $(25) million, with expectation to achieve adjusted EBITDA breakeven before year end 2023
●	Announced definitive agreement to combine with Stratasys in an approximately $1.8 billion all-stock transaction

BOSTON – Desktop Metal, Inc. (NYSE: DM) today announced its financial results for the second quarter ended June 30, 2023.

“We are very pleased with our operational execution this quarter as we delivered strong sequential revenue growth, driving significant gross margin expansion and the best adjusted EBITDA since going public,” said Ric Fulop, Founder and CEO of Desktop Metal. “Desktop Metal continues to execute on our cost reduction plans, and with strong growth drivers and customer demand trends entering second half 2023, we are confident in our growth projections, improving margin profile, and adjusted EBITDA commitments.”

Fulop continued, “We also recently signed a definitive agreement to combine with Stratasys in an approximately $1.8 billion all-stock transaction, establishing a powerhouse in global industrial additive manufacturing. We are very committed to this combination as we believe the combined company’s scale, complementary portfolio with minimal overlap, and enhanced growth and profitability are well-positioned to serve the evolving needs of customers in manufacturing.”

Second Quarter 2023 and Recent Business Highlights:

●	Continued execution of cost reduction plans with year-over-year improvements to non-GAAP gross margins, operating expenses, adjusted EBITDA, and operating cash flow in second quarter 2023
●	Production System™ P-50 continues strong commercial progress in consumer electronics

●	New Production System™ P-50 order from Ryerson (NYSE: RYI) targeting heavy equipment, transportation, industrial, energy, medical, and aerospace and defense value-added parts
●	Progress on monetizing DLP intellectual property portfolio, including signed commercial supply agreement of Flexcera™ materials for Carbon 3D
●	Desktop Health introduced PrintRoll™ rotating build platform for the 3D-Bioplotter®, a first-of-its-kind bioprinting tool to develop tubular solutions for vascular, digestive, respiratory, and other channels
●	Successfully showcased the leadership of our ExOne digital casting brand at GIFA, the world's leading foundry trade fair held every four years in Germany, where our S-Max printer brand dominates digital casting market share

Second Quarter 2023 Financial Highlights:

●	Revenue of $53.3 million, up 29.0% from first quarter 2023 revenue of $41.3 million
●	GAAP gross margin of 11.4%; non-GAAP gross margin of 31.0%, an improvement of 1,300 basis points from first quarter 2023, and 435 basis points from second quarter 2022
●	GAAP net loss of $49.7 million, including $10.5 million amortization of acquired intangibles; non-GAAP net loss of $19.3 million
●	Adjusted EBITDA of $(15.0) million, an improvement of $12.5 million from second quarter 2022, and the best quarter of adjusted EBITDA since going public
●	Cash, cash equivalents, and short-term investments of $127.6 million as of June 30, 2023, down $22.2 million from the close of first quarter 2023

Financial Outlook:

●	Reaffirming revenue expectation of between $210 to $260 million for full year 2023
●	Reaffirming Adjusted EBITDA expectation of between $(50) to $(25) million for full year 2023, with expectation to achieve Adjusted EBITDA breakeven before year end 2023

Desktop Metal has not provided a reconciliation of its Adjusted EBITDA outlook to net income because estimates of all of the reconciling items cannot be provided without unreasonable efforts. See “Non-GAAP Financial Information.”

Combination with Stratasys:

●	As announced on May 25, 2023, Stratasys and Desktop Metal entered into a definitive agreement whereby the companies will combine in an all-stock transaction valued at approximately $1.8 billion. The proposed agreement has been unanimously approved by the Boards of Directors of both companies, and is expected to close during the fourth quarter of 2023, subject to customary closing conditions, including regulatory and shareholder approval of both companies
●	Under the terms of the agreement, Desktop Metal stockholders will receive 0.123 ordinary shares of Stratasys for each share of Desktop Metal Class A common stock. Following the closing of the transaction, legacy Desktop Metal stockholders will own approximately 41% of the combined company, and existing Stratasys shareholders will own approximately 59% of the combined company, in each case, on a fully diluted basis

Conference Call Information:

Desktop Metal will host a conference call on Thursday, August 3, 2023 to discuss second quarter 2023 results. Participants may access the call at 1-888-999-3182, international callers may use 1-848-280-6330, and request to join the Desktop Metal financial results conference call. A simultaneous webcast of the conference call and the accompanying summary presentation may be accessed online at the Events & Presentations section of ir.desktopmetal.com. A replay will be available shortly after the conclusion of the conference call at the same website.

About Desktop Metal:

Desktop Metal (NYSE:DM) is driving Additive Manufacturing 2.0, a new era of on-demand, digital mass production of industrial, medical, and consumer products. Our innovative 3D printers, materials, and software deliver the speed, cost, and part quality required for this transformation. We’re the original inventors and world leaders of the 3D printing methods we believe will empower this shift, binder jetting and digital light processing. Today, our systems print metal, polymer, sand and other ceramics, as well as foam and recycled wood. Manufacturers use our technology worldwide to save time and money, reduce waste, increase flexibility, and produce designs that solve the world’s toughest problems and enable once-impossible innovations. Learn more about Desktop Metal and our #TeamDM brands at www.desktopmetal.com.

Forward-looking Statements:

This press release contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in these communications, including statements regarding Desktop Metal’s future results of operations and financial position, financial targets, business strategy, plans and objectives for future operations, and statements relating to the proposed transaction between Stratasys Ltd. (“Stratasys”) and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, are forward-looking statements. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: risks associated with the integration of the business and operations of acquired businesses; Desktop Metals’ ability to realize the benefits from cost saving measures; supply and logistics disruptions, including shortages and delays, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Desktop Metal to operate its business and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto. For more information about risks and uncertainties that may impact Desktop Metal’s business, financial condition, results of operations and prospects generally, please refer to Desktop Metal’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in the Form 10-Q filed with the SEC on August 3, 2023, and such other reports as Desktop Metal has filed or may file with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Desktop Metal, Inc. assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Risks related to the proposed transaction are included in the registration statement on Form F-4, including the preliminary joint proxy statement/prospectus, that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ most recent Form 6-K report that published its quarterly results, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this press release are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was filed with the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Investor Relations:

Jay Gentzkow

(781) 730-2110

jaygentzkow@desktopmetal.com

Media Relations:

Sarah Webster

(313) 715-6988

sarahwebster@desktopmetal.com

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except share and per share amounts)

	June 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$121,660	$76,291
Current portion of restricted cash	824	4,510
Short-term investments	5,933	108,243
Accounts receivable	41,235	38,481
Inventory	100,330	91,736
Prepaid expenses and other current assets	17,041	16,325
Assets held for sale	—	830
Total current assets	287,023	336,416
Restricted cash, net of current portion	612	1,112
Property and equipment, net	42,307	56,271
Goodwill	112,741	112,955
Intangible assets, net	199,609	219,830
Other noncurrent assets	34,806	27,763
Total Assets	$677,098	$754,347
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$25,041	$25,105
Customer deposits	9,275	11,526
Current portion of lease liability	5,931	5,730
Accrued expenses and other current liabilities	28,724	26,723
Current portion of deferred revenue	12,799	13,719
Current portion of long-term debt	389	584
Total current liabilities	82,159	83,387
Long-term debt, net of current portion	187	311
Convertible notes	112,199	111,834
Lease liability, net of current portion	23,196	17,860
Deferred revenue, net of current portion	3,711	3,664
Deferred tax liability	8,060	8,430
Other noncurrent liabilities	3,127	1,359
Total liabilities	232,639	226,845
Commitments and Contingencies (Note 17)
Stockholders’ Equity
Preferred Stock, $0.0001 par value—authorized, 50,000,000 shares; no shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	—	—
Common Stock, $0.0001 par value—500,000,000 shares authorized; 322,656,280 and 318,235,106 shares issued at June 30, 2023 and December 31, 2022, respectively, 322,630,201 and 318,133,434 shares outstanding at June 30, 2023 and December 31, 2022, respectively	32	32
Additional paid-in capital	1,893,548	1,874,792
Accumulated deficit	(1,411,323)	(1,308,954)
Accumulated other comprehensive loss	(37,798)	(38,368)
Total Stockholders’ Equity	444,459	527,502
Total Liabilities and Stockholders’ Equity	$677,098	$754,347

See notes to condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenues
Products	$47,398	$52,672	$84,095	$92,148
Services	5,888	5,002	10,507	9,232
Total revenues	53,286	57,674	94,602	101,380
Cost of sales
Products	43,224	44,913	82,115	86,815
Services	3,973	4,364	7,762	7,496
Total cost of sales	47,197	49,277	89,877	94,311
Gross profit	6,089	8,397	4,725	7,069
Operating expenses
Research and development	21,223	31,370	44,367	55,975
Sales and marketing	10,440	20,406	20,047	40,070
General and administrative	22,944	19,691	41,145	43,573
Goodwill impairment	—	229,500	—	229,500
Total operating expenses	54,607	300,967	105,559	369,118
Loss from operations	(48,518)	(292,570)	(100,834)	(362,049)
Interest expense	(1,109)	(633)	(1,920)	(601)
Interest and other (expense) income, net	(78)	(5,013)	(149)	(6,766)
Loss before income taxes	(49,705)	(298,216)	(102,903)	(369,416)
Income tax benefit (expense)	(23)	944	534	2,200
Net loss	$(49,728)	$(297,272)	$(102,369)	$(367,216)
Net loss per share—basic and diluted	$(0.15)	$(0.95)	$(0.32)	$(1.17)
Weighted average shares outstanding, basic and diluted	321,655,818	313,556,886	320,382,809	312,798,328

See notes to condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Net loss	$(49,728)	$(297,272)	$(102,369)	$(367,216)
Other comprehensive loss, net of taxes:
Unrealized gain (loss) on available-for-sale marketable securities, net	148	(41)	337	(29)
Foreign currency translation adjustment	(1,316)	(27,411)	233	(38,458)
Total comprehensive loss, net of taxes of $0	$(50,896)	$(324,724)	$(101,799)	$(405,703)

See notes to condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

(in thousands, except share amounts)

	Three Months Ended June 30, 2023
					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Total
	Voting		Paid-in	Accumulated	(Loss)	Stockholders’
	Shares	Amount	Capital	Deficit	Income	Equity
BALANCE—April 1, 2023	320,401,389	$32	$1,883,764	$(1,361,595)	$(36,630)	$485,571
Exercise of Common Stock options	472,235	—	560	—	—	560
Vesting of restricted Common Stock	50,218	—	—	—	—	—
Vesting of restricted stock units	1,266,620	—	—	—	—	—
Repurchase of shares for employee tax withholdings	(5,054)	—	(11)	—	—	(11)
Issuance of Common Stock related to settlement of contingent consideration	444,793	—	797	—	—	797
Stock-based compensation expense	—	—	8,438	—	—	8,438
Net loss	—	—	—	(49,728)	—	(49,728)
Other comprehensive income (loss)	—	—	—	—	(1,168)	(1,168)
BALANCE—June 30, 2023	322,630,201	$32	$1,893,548	$(1,411,323)	$(37,798)	$444,459

	Six Months Ended June 30, 2023
					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Total
	Voting		Paid-in	Accumulated	(Loss)	Stockholders’
	Shares	Amount	Capital	Deficit	Income	Equity
BALANCE—January 1, 2023	318,133,434	$32	$1,874,792	$(1,308,954)	$(38,368)	$527,502
Exercise of Common Stock options	968,111	—	1,157	—	—	1,157
Vesting of restricted Common Stock	75,593	—	—	—	—	—
Vesting of restricted stock units	3,075,042	—	—	—	—	—
Repurchase of shares for employee tax withholdings	(66,772)	—	(109)	—	—	(109)
Issuance of Common Stock related to settlement of contingent consideration	444,793	—	797	—	—	797
Stock-based compensation expense	—	—	16,911	—	—	16,911
Net loss	—	—	—	(102,369)	—	(102,369)
Other comprehensive income (loss)	—	—	—	—	570	570
BALANCE—June 30, 2023	322,630,201	$32	$1,893,548	$(1,411,323)	$(37,798)	$444,459

See notes to condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(102,369)	$(367,216)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,965	25,602
Stock-based compensation	19,016	26,917
Goodwill impairment	—	229,500
Amortization (accretion) of discount on investments	(484)	390
Amortization of deferred costs on convertible notes	365	39
Provision for bad debt	962	554
Provision for slow-moving, obsolete, and lower of cost or net realizable value inventories, net	—	—
Loss on disposal of property and equipment	496	156
Net increase (decrease) in accrued interest related to marketable securities	238	917
Net unrealized (gain) loss on equity investment	148	5,080
Net unrealized (gain) loss on other investments	—	800
Deferred tax benefit	(534)	(2,188)
Change in fair value of contingent consideration	—	4
Foreign currency transaction (gain) loss	97	430
Changes in operating assets and liabilities:
Accounts receivable	(3,661)	8,250
Inventory	(8,760)	(25,384)
Prepaid expenses and other current assets	(675)	(2,994)
Other assets	1,595	1,117
Accounts payable	(407)	(2,767)
Accrued expenses and other current liabilities	1,097	(7,337)
Customer deposits	(2,322)	(1,412)
Deferred revenue	(918)	(70)
Change in right of use assets and lease liabilities, net	(3,110)	(1,467)
Other liabilities	1,767	30
Net cash used in operating activities	(70,494)	(111,049)
Cash flows from investing activities:
Purchases of property and equipment	(1,305)	(6,747)
Proceeds from sale of property and equipment	9,942	6
Purchase of marketable securities	(4,973)	(126,771)
Proceeds from sales and maturities of marketable securities	107,719	177,150
Cash paid for acquisitions, net of cash acquired	(500)	(23)
Net cash provided by investing activities	110,883	43,615
Cash flows from financing activities:
Proceeds from the exercise of stock options	1,157	1,266
Payment of taxes related to net share settlement upon vesting of restricted stock units	(108)	(191)
Repayment of loans	(328)	(231)
Proceeds from issuance of convertible notes	—	115,000
Costs incurred in connection with the issuance of convertible notes	—	(3,619)
Net cash provided by financing activities	721	112,225
Effect of exchange rate changes on cash, cash equivalents and restricted cash	73	(819)
Net increase (decrease) in cash, cash equivalents, and restricted cash	41,183	43,972
Cash, cash equivalents, and restricted cash at beginning of period	81,913	68,258
Cash, cash equivalents, and restricted cash at end of period	$123,096	$112,230

Supplemental disclosures of cash flow information
Reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total shown in the condensed consolidated statements of cash flows:
Cash and cash equivalents	$121,660	$107,966
Restricted cash included in other current assets	824	3,152
Restricted cash included in other noncurrent assets	612	1,112
Total cash, cash equivalents and restricted cash shown in the condensed consolidated statements of cash flows	$123,096	$112,230

Supplemental cash flow information:
Interest paid	$—	$—
Taxes paid	$—	$—

Non-cash investing and financing activities:
Net unrealized (gain) loss on investments	$(337)	$29
Common Stock issued for settlement of contingent consideration	$797	$500
Deferred contract costs	$—	$1,341
Additions to right of use assets and lease liabilities	$8,489	$7,784
Purchase of property and equipment included in accounts payable	$365	$1,022
Purchase of property and equipment included in accrued expense	$32	$—
Transfers from property and equipment to inventory	$841	$1,954
Transfers from PP&E to Asset Held-For-Sale	$—	$—
Transfers from inventory to property and equipment	$1,345	$1,531

See notes to condensed consolidated financial statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss, non-GAAP operating expense, EBITDA and Adjusted EBITDA.

●	We define non-GAAP gross margin as GAAP gross margin excluding the effect of stock-based compensation, amortization of acquired intangible assets, restructuring, acquisition-related and integration costs, and inventory step-up adjustments
●	We define non-GAAP operating loss as GAAP operating loss excluding the effect of stock-based compensation, amortization of acquired intangible assets, restructuring, inventory step-up adjustments, and acquisition-related and integration costs
●	We define non-GAAP net loss as GAAP net loss excluding the effect of stock-based compensation, amortization of acquired intangible assets, restructuring, inventory step-up adjustments, acquisition-related and integration costs, and change in fair value of investments
●	We define non-GAAP operating expense as GAAP operating expense excluding the effect of stock-based compensation, amortization of acquired intangible assets, restructuring, and acquisition-related and integration costs including in operating expenses
●	We define EBITDA as GAAP net income (loss) excluding interest, income taxes, and depreciation and amortization expense
●	We define Adjusted EBITDA as EBITDA excluding change in fair value of investments, inventory step-up adjustments, stock-based compensation, restructuring, and acquisition-related and integration costs

In addition to Desktop Metal’s results determined in accordance with GAAP, Desktop Metal’s management uses this non-GAAP financial information to evaluate the Company’s ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing Desktop Metal’s operating performance.

We believe that the use of Non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss, non-GAAP operating expense, EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends because it eliminates the effect of financing, capital expenditures, and non-cash expenses such as stock-based compensation and warrants, and provides investors with a means to compare Desktop Metal’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, investors should be aware that when evaluating non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss, non-GAAP operating expense, EBITDA and Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of these measures may not be comparable to other similarly titled measures computed by other companies because not all companies calculate these measures in the same fashion.

Because of these limitations, non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss, non-GAAP operating expense, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss, non-GAAP operating expense, EBITDA and Adjusted EBITDA on a supplemental basis. Management uses, and investors should consider, our non-GAAP financial measures only in conjunction with our GAAP results. Desktop Metal has not provided a reconciliation of its Adjusted EBITDA outlook to net income because estimates of all of the reconciling items cannot be provided without unreasonable efforts.

Set forth below is a reconciliation of each non-GAAP financial measure used in this press release to its most directly comparable GAAP financial measure.

DESKTOP METAL, INC.

NON-GAAP RECONCILIATION TABLE

(in thousands)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2023	2022	2023	2022
GAAP gross margin	$6,089	$8,397	$4,725	$7,069
Stock-based compensation included in cost of sales(1)	590	671	1,270	1,158
Amortization of acquired intangible assets included in cost of sales	6,928	5,950	13,855	11,940
Restructuring expense in cost of sales	2,488	41	3,205	41
Acquisition-related and integration costs included in cost of sales	434	10	913	1,148
Inventory step-up adjustment in cost of sales	—	315	—	1,496
Non-GAAP gross margin	$16,529	$15,384	$23,968	$22,852

GAAP operating loss	$(48,518)	$(292,570)	$(100,834)	$(362,049)
Stock-based compensation(2),(3)	9,703	19,218	19,016	29,130
Amortization of acquired intangible assets	10,457	9,669	20,899	19,453
Restructuring expense	2,850	2,001	6,469	2,001
Inventory step-up adjustment in cost of sales	—	315	—	1,496
Acquisition-related and integration costs	7,359	1,171	8,765	5,157
Goodwill impairment	—	229,500	—	229,500
Non-GAAP operating loss	$(18,149)	$(30,696)	$(45,685)	$(75,312)

GAAP net loss	$(49,728)	$(297,272)	$(102,369)	$(367,216)
Stock-based compensation(2),(3)	9,703	19,218	19,016	29,130
Amortization of acquired intangible assets	10,457	9,669	20,899	19,453
Restructuring expense	2,850	2,384	6,469	2,384
Inventory step-up adjustment in cost of sales	—	315	—	1,496
Acquisition-related and integration costs	7,359	1,171	8,765	5,157
Goodwill impairment	—	229,500	—	229,500
Change in fair value of investments	107	4,741	286	6,441
Non-GAAP net loss	$(19,252)	$(30,274)	$(46,934)	$(73,655)

(1) Includes $0.2 million and $0.4 million of liability-award stock-based compensation expense for the three and six months ended June 30, 2023, respectively. Includes $0.1 million of liability-award stock-based compensation expense for the three and six months ended June 30, 2022.

(2) Includes $1.3 million and $2.9 million of liability-award stock-based compensation expense for the three and six months ended June 30, 2023, respectively. Includes $2.2 million of liability-award stock-based compensation expense for the three and six months ended June 30, 2022.

(3) Includes $0.0 million of stock-based compensation expense associated with the restructuring initiative for the three and six months ended June 30, 2023. Includes $7.3 million of stock-based compensation expense associated with the restructuring initiative for the three and six months ended June 30, 2022.

DESKTOP METAL, INC.

NON-GAAP OPERATING EXPENSE RECONCILIATION TABLE

(in thousands)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2023	2022	2023	2022
GAAP operating expenses	$54,607	$300,967	$105,559	$369,118
Stock-based compensation included in operating expenses(1),(2)	(9,113)	(18,547)	(17,746)	(27,972)
Amortization of acquired intangible assets included in operating expenses	(3,529)	(3,719)	(7,044)	(7,513)
Restructuring expense included in operating expenses	(362)	(1,960)	(3,264)	(1,960)
Acquisition-related and integration costs included in operating expenses	(6,925)	(1,161)	(7,852)	(4,009)
Goodwill impairment	—	(229,500)	—	(229,500)
Non-GAAP operating expenses	$34,678	$46,080	$69,653	$98,164

(1) Includes $1.1 million and $2.5 million of liability-award stock-based compensation expense for the three and six months ended June 30, 2023, respectively. Includes $2.1 million of liability-award stock-based compensation expense for the three and six months ended June 30, 2022.

(2) Includes $0.0 million of stock-based compensation expense associated with the restructuring initiative for the three and six months ended June 30, 2023. Includes $7.3 million of stock-based compensation expense associated with the restructuring initiative for the three and six months ended June 30, 2022.

DESKTOP METAL, INC.

NON-GAAP ADJUSTED EBITDA RECONCILIATION TABLE

(in thousands)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2023	2022	2023	2022
Net loss attributable to common stockholders	$(49,728)	$(297,272)	$(102,369)	$(367,216)
Interest (income) expense, net	1,109	633	1,920	601
Income tax expense (benefit)	23	(944)	(534)	(2,200)
Depreciation and amortization	13,530	12,719	26,965	25,602
EBITDA	(35,066)	(284,864)	(74,018)	(343,213)
Change in fair value of investments	107	4,741	286	6,441
Inventory step-up adjustment	—	315	—	1,496
Stock-based compensation expense(1),(2)	9,703	19,218	19,016	29,130
Restructuring expense	2,850	2,384	6,469	2,384
Goodwill impairment	—	229,500	—	229,500
Acquisition-related and integration costs	7,359	1,171	8,765	5,157
Adjusted EBITDA	$(15,047)	$(27,535)	$(39,482)	$(69,105)

(1) Includes $0.0 million of stock-based compensation expense associated with the restructuring initiative for the three and six months ended June 30, 2023. Includes $7.3 million of stock-based compensation expense associated with the restructuring initiative for the three and six months ended June 30, 2022.

(2) Includes $1.3 million and $2.9 million of liability-award stock-based compensation for the three months ended June 30, 2023 and 2022, respectively.

Presentation

Financial Results August 3, 2023 Second Quarter 2023

Desktop Metal (NYSE: DM) | Q2 2023 financial results Speakers ▪ Ric Fulop, Founder & CEO ▪ Jason Cole, CFO ▪ Jay Gentzkow, VP Investor Relations Webcast ▪ Domestic callers: (888) 999 - 3182 ▪ International callers: (848) 280 - 6330 ▪ Audio webcast archive available at https://ir.desktopmetal.com Conference Call Contacts ▪ Website: https://ir.desktopmetal.com ▪ Email: investors@desktopmetal.com ▪ Tel: (857) 504 - 1084 ▪ Investor Communications: – Jay Gentzkow (781) 730 - 2110 jaygentzkow@desktopmetal.com

Disclaimers

Cautionary Note Regarding Forward-Looking Statements

Desktop Metal, Inc.'s second quarter 2023 financial results press release and schedules, financial results presentation, conference call webcast and related communications contain forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in these communications, including statements regarding Desktop Metal's future results of operations and financial position, financial targets, business strategy, plans and objectives for future operations, and statements relating to the proposed transaction between Stratasys Ltd. ("Stratasys") and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Desktop Metal has based these forward-looking statements on current information and management's current expectations and beliefs. These forward-looking statements speak only as of the date of this communication and are subject to a number of significant risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: risks associated with the integration of the business and operations of acquired businesses; Desktop Metals' ability to realize the benefits from cost saving measures; supply and logistics disruptions, including shortages and delays, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Desktop Metal to operate its business and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto. For additional information about other risks and uncertainties of Desktop Metal's business, financial condition, results of operations and prospects generally, please refer to Desktop Metal's reports filed with the Securities and Exchange Commission ("SEC"), including without limitation the "Risk Factors" and/or other information included in the Form 10-K filed and Form 10-Q filed with the SEC, and such other reports as Desktop Metal has filed or may file with the SEC from time to time. Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in these communications will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise. We qualify all of our forward-looking statements by these cautionary statements.

Non-GAAP Financial Information

This presentation contains non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating expenses, EBITDA and Adjusted EBITDA. In addition to Desktop Metal's results determined in accordance with GAAP, Desktop Metal's management uses this non-GAAP financial information to evaluate the Company's ongoing operations and for internal planning and forecasting purposes. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing Desktop Metal's operating performance; however, investors are cautioned that there are material limitations associated with the use of non-GAAP measures as an analytical tool. Our computation of these measures, especially Adjusted EBITDA, may be different from computations used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. Investors should review the reconciliation of net loss to EBITDA and Adjusted EBITDA and not rely on any single financial measure to evaluate our business. Desktop Metal has not provided a reconciliation of its Adjusted EBITDA outlook to net income because estimates of all of the reconciling items cannot be provided without unreasonable efforts.

No Offer or Solicitation

This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys' website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal's website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys' proxy statement for its 2023 Annual General Meeting of Shareholders, which was filed with the SEC on July 12, 2023, and Stratasys' Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal's proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Desktop Metal

©2023 Desktop Metal, Inc. – Page 3

Executive Summary | Second Quarter 2023

Total Revenue

$53.3M

Growth of 29.0% q/q

Decreased 7.6% y/y

Gross Margin (non-GAAP)

31.0%

Expanded 1,300 bps q/q

Expanded 435 bps y/y

Adj. EBITDA

$(15.0)M

Improved $9.4M q/q

Improved $12.5M y/y

Business Highlights

- Best quarter for adj. EBITDA since going public – on track for adj. EBITDA breakeven by end of 2023
  - Reduced fixed costs base in COGS (six site closures completed end of Q2)
  - Driving durable Gross Margin improvement – projecting continued GM expansion in H2'23
  - Q3'23 will be the first full quarter recognizing majority of second tranche of cost savings
- Top line strength with expected continued momentum into H2'23
  - Customer activity to end Q2 providing confidence in demand trends for 2023, and start of new potential industry growth cycle
- Production System™ P-50 continues strong commercial progress in consumer electronics
- New Production System™ P-50 order from Ryerson (NYSE: RYI) targeting heavy equipment, transportation, industrial, energy, medical, and aerospace and defense value-added parts
- Growing healthcare & dental business
  - Supply agreement with Carbon3D™ for Flexcera™ materials with additional opportunities to leverage IP portfolio expected
  - Growing business with Align Technology with another quarter of strength
  - New generation of printed tissue engineering solutions, 3D-Bioplotter® with industry first capabilities for 3D printed stents, vascular, digestive and respiratory grafts[1]
- Committed to highly complementary combination with Stratasys to drive value for customers and shareholders

1. https://www.youtube.com/watch?v=yDnvrdBJXXA

Desktop Metal
©2023 Desktop Metal, Inc. – Page 4

AM 2.0 market leadership in the processes for mass production



Binder Jetting

TAM: $70+ billion[1]

Best-selling binder jet system (Shop System)[2]

Fastest binder jet printer (Production System™ P-50)[3]

Largest metal binder jet build envelope (X160 PRO™)

Best-selling digital casting binder jet portfolio



Photopolymers

TAM: $200+ billion[4]

Best-in-class DLP photopolymer systems (Einstein™ and Xtreme 8K)

Leading Class II FDA-cleared materials (Flexcera™ and SmileGuard™)

Strategic partnership with Align Technology

1. Grand View Research: Metal 3D Printing Market Size, Share & Trends Analysis Report, 2022 – 2030. 2023 American Foundry Society Metalcasting forecast report (2020 – 2023).
2. Based on published figures of total units sold available as of August 3, 2023.
3. Calculated using NIST Additive Manufacturing Test Artifact and print times from competitor build preparation software, published print speed data, and mgmt. estimates.
4. Precedence Research: Medical Implants Market, (January 2022). Global Industry Analysts, Inc., Dental Laboratories – Global Market Trajectory & Analytics (July 2020). Grand View Research: Industrial Plastic Market Size, Share & Trends Analysis Report, 2020 – 2027.

Desktop Metal
©2023 Desktop Metal, Inc. – Page 5

Incremental growth opportunities in large addressable markets



Foams

TAM: $170+ billion[(1)]

FreeFoam™, a revolutionary, expandable 3D printable foam for mass production



Sheet Metal Forming

TAM: $300+ billion[(2)]

Figur G15, first platform of its kind to digitally shape standard sheet metal forming on-demand



Printed Hydraulics

TAM: $50+ billion[(3)]

Global market leader in 3D printed hydraulic parts

First company with DNV certification for printed hydraulics

1. Grand View Research Report: Polymer Foam Market Size, Share & Trends Analysis Report By Type (Polystyrene, Polyurethane, Polyolefin, Melamine, Phenolic, PVC), By Application, By Region, And Segment Forecasts, 2022 – 2030.
2. Sheet Metal Market Research Report Information By Material Type (Steel and Aluminum), By Process, By End Users, and By Region, 2023 – 2030.
3. Markets and Markets Research: Hydraulics Market by Components (Motors, Pumps, Cylinders, Valves, Filters, Accumulators, Transmissions), Type (Mobile Hydraulics, Industrial Hydraulics), End User (Construction, Agriculture, Material Handling), Sensors & Region - Global Forecast to 2027.

Desktop Metal
©2023 Desktop Metal, Inc. – Page 6

Desktop Metal binder jet is the first and only metal 3D printing technology currently used at scale in automotive

Today's cars are built with a process called Body in White (BIW) where sheet metal is stamped and eventually welded by robots in an assembly line. Many OEMs working with DM and our customers have started to use a new approach called Giga Casting where portions of the car are made as a complex casting replacing thousands of welds and hundreds stamped parts. DM is the leader in this segment with many OEM customers. 3D printed Giga Casting is enabled by binder jet and die casting. **<u>DM believes it has more end use metal printed parts in cars today than any other AM manufacturer.</u>** This process has a lower CO_2 footprint than alternative metal printing processes[1] and delivers parts at lower cost with greater throughput.



BMW Landshut plant hosts one of the largest super fleets of DM's ExOne Exerial printers for mass production of metal parts. These complex parts have geometry that can only be made with 3D printing and are used in nearly every vehicle produced by BMW


AMG SUBFRAME
Grunewald

Mercedes Benz AMG subframe manufactured by a DM customer who employs a super fleet of 11 S-Max printers. This single 3D printed digital casting reduces weight by consolidating multiple previously stamped and welded sheet metal parts parts into a single part

Desktop Metal

1. According to AM Power
2. https://blog.gwcast.com/gw-celebrates...the-tesla-giga-casting

©2023 Desktop Metal, Inc. – Page 7

Vehicle OEMs are now looking to catch up to Giga Casting

PROTOTYPING GIGA CASTINGS WITH SAND CASTING How the sand casting process supports creating giga cast components for the automotive industry. Binder Jet is a key enabling component of the Tesla Giga Casting workflow Inspection of a Giga Cast mold printed by a Desktop Metal ExOne S - Max Pro at our customer Grainger & Worall. The approach of mixing 3D printed giga casting molds for vehicle design and homologation before locking tooling for die casting enables dramatic savings and much faster development timelines. Higher complexity geometries are also possible by combining die casting with 3D binder jet printed cores. We believe binder jet is the only process that enables a new giga cast design in as little as a day. 1. Image credit: Grainger & Worall

SiC power electronics for electric vehicles, single crystal SiC wafers, non oxide ceramics, 3D sputtering targets, high temperature ceramic heat exchangers, optics for space comm / telescopes, printed nuclear fuel Giga Casting for automotive, electric vehicles, and large aerospace printed castings being adopted by major OEMs and their supply chains Printed TRISO nuclear fuel for Gen 4 MMR/SMR Printed SiC optics for space SiC power electronics for EV SiC wafers Strategic markets in production binder jet printing

Why Binder Jet?

It’s the fastest print process with the lowest cost parts, and its gaining share as a mass production process

	3D Systems DMP-500 Laser	Velo XC 1MZ Laser	DM Metal P-50/160Pro Binder Jet	DM Casting S-Max/Exerial Binder Jet
Throughput	<80 cc/hr	~80 cc/hr	+12,000cc/hr 10,000cc/hr	+145,000cc/hr 350,000cc/hr
Cost per part	est. $1,000/kg	est. $600/kg	< $50/kg	< $10/kg
Materials	10***	11***	+30	+100s of alloys
Properties	+99% dense parts	+99% dense parts	+99% dense parts	Superior fatigue properties and well understood microstructures
Max part size	500mm long	1,000mm long	380mm long 800mm long	Up to 2,200mm long
Min feature	150um	150um	300um	500um
Other	Not fully closed loop	Best closed loop laser process*	Support free**	Support free
Used in production	Mainly used in implants. Not competitive vs state of art in laser (Velo3D and SLM)	Best in class for large parts in rocket engines and turbo machinery	Small parts in Auto, Medical, Defense, Consumer Electronics	Large aerospace parts and only metal AM technology at scale in auto
Summary	**Losing share**	**Gaining share**	**Gaining share, 100X faster 1/20 cost**	**Gaining share 1000X faster 1/60 cost**

		Market Share	2022 est. Metal Printer Revenue	Technology	Gain/ Lose Share
1	EOS	15.2%	$ 158,950,128	Laser	↑
2	Desktop Metal	12.3%	$ 128,300,000	Binder Jet & BMD	↑
3	SLM Solutions	10.1%	$ 105,700,000	Laser	↑
4	Velo3D	7.7%	$ 80,757,001	Laser	↑
5	HBD	7.4%	$ 77,465,695	Laser	n/a
6	Eplus3D	5.3%	$ 55,075,778	Laser	n/a
7	Bright Laser	4.9%	$ 50,803,280	Laser	n/a
8	GE Additive	4.5%	$ 46,907,095	Binder Jet/Laser	↓
9	Farsoon	4.3%	$ 44,778,522	Laser	n/a
10	Renishaw	3.1%	$ 32,005,533	Laser	↓
11	TRUMPF	2.9%	$ 30,776,917	Laser	↑
12	VoxelJet	2.8%	$ 29,610,000	Binder Jet	↑
13	3D Systems	2.7%	$ 28,513,208	Laser	↓
14	DMG MORI	1.9%	$ 19,487,251	Laser	↓
15	Additive Industries	1.2%	$ 12,725,145	Laser	↓
16	MarkForged	0.9%	$ 10,000,000	Binder Jet & BMD	↑
17	HP (New)	0.5%	$ 5,000,000	Binder Jet	↑
18	Other		$ 134,900,218		
			$ 1,045,755,771	Total powder based metal AM	

Source: 3rd party market share data from Context Market Intelligence, publicly reported revenue figures, and Management estimates. Numbers include all DM binder jet products.
* Velo3D has best in class closed loop support free technology for LPBF. ** Non-welded supports and best in class sinter simulation process with LiveSinter
*** Limited to non-weldable materials. Number of materials count based on publicly disclosed information at DDD and Velo3D website

Desktop Metal
©2023 Desktop Metal, Inc. – Page 11

Committed to Adj. EBITDA profitability this year

Delivering on our $100M annualized cost savings


Operating Expenses (non-GAAP)
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23


Adj. EBITDA
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23

- Committed to reaching adj. EBITDA breakeven by Q4 2023
- Cost reduction plans on track to achieve $100M annualized savings
  - Six production facility closures completed end of Q2 (on plan)
  - Q3 2023 results will reflect majority of second tranche of cost reductions
- Strong progress in eliminating fixed cost base in COGS
  - Second tranche of cost reductions weighted more toward COGS positively impacted Q2 2023 gross margins
  - Expect gross margin expansion continuing into H2 2023

Desktop Metal

©2023 Desktop Metal, Inc. – Page 12

stratasys + Desktop Metal

Creating the powerhouse in global industrial additive manufacturing

01

Category leader at scale

- First AM company to achieve comprehensive scale across full manufacturing lifecycle – metals and polymers
- Combination creates $1.1B[1] revenue platform to lead AM industry into mass production

02

Diversified product portfolio

- Fully complementary AM platform with minimal overlap
- Largest materials and SW platform
- +50% of revenue from high growth mass production solutions

03

Innovation & expertise

- Substantial combined R&D team and patent portfolio
  - 800+ scientists and engineers
  - 3,400+ patents issued and pending

04

Unparalleled distribution

- One of the largest global go to market networks in 3D printing
- Creates significant cross sell potential for recognizable brands
- World class customer support capabilities

05

Powerful synergies

- $50M+ in additional run rate cost synergies[2]
- ~$50M in expected run rate revenue synergies

06

Robust financial profile

- Scaled and profitable pro forma entity
- Combined business expected to generate $300M+ adj. EBITDA in 2026 (~20% PF margin)
- Well-capitalized to drive future growth

Highly complementary combination creating significant value for customers & shareholders

1. Source: SSYS and DM Management; Note: SSYS adjusted for MakerBot
2. In addition to the previously announced $100 million in annualized savings from Desktop Metal cost reduction plans

Desktop Metal

©2023 Desktop Metal, Inc. – Page 13

Financial Summary Second Quarter 2023

Financial review | revenue & gross margin ▪ Q2’23 gross margin (non - GAAP) of 31.0% – Increased 1,300 bps sequentially from Q1’23 – Increased 435 bps from Q2’22 – GM expansion driven by lower fixed cost structure in COGS – Expect continued GM expansion in H2’23 with Q3’23 reflecting first full quarter with majority of second tranche of cost reductions 17.1% 26.7% 19.9% 24.3% 18.0% 31.0% Q1 Q2 Q3 Q4 2022 2023 ▪ Q2’23 revenue of $53.3 million – Up 29.0% sequentially from Q1’23 – Down 7.6% from Q2’22 – Strength in metal binder jetting solutions, and growth in consumables, services and subscription – Customer demand trends improving, including strong order momentum to end Q2’23 $43.7 $57.7 $47.1 $60.6 $41.3 $53.3 Q1 Q2 Q3 Q4 2022 2023 Gross Margin non - GAAP Revenue $s in millions

119% 80% 88% 63% 85% 65% Q1 Q2 Q3 Q4 2022 2023 $52.1 $46.1 $41.5 $37.9 $35.0 $34.7 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Financial review | operating expenses ▪ Operating expenses (non - GAAP) as a percentage of revenue was 65% in Q2’23 vs. 80% in Q2’22 – Expect continued trend of improving expense structure into H2’23 ▪ Q2’23 operating expenses (non - GAAP) declined $11.4 million from Q2’22 – Driven by actions under Cost Reduction Plans – Another quarter of improvements despite one - time investments in sales & marketing opportunities in Q2’23 Operating Expenses non - GAAP $s in millions Operating Expenses (% of revenue) non - GAAP

Financial review | adj. EBITDA

Adj. EBITDA



$s in millions
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
($41.6)
($27.5)
($28.2)
($21.1)
($24.4)
($15.0)

- Q2'23 adj. EBITDA of $(15.0) million
  - Best quarter for adj. EBITDA since going public
  - Improvement of $12.5 million from Q2'22 driven by expense reduction efforts
  - OpEx reductions expected to support sequential adj. EBITDA improvements in H2'23 on the way to reaching breakeven before year end

Balance Sheet

- Well-funded with $127.6 million in cash, cash equivalents, and short-term investments as of June 30, 2023
  - Compared to $149.8 million to close Q1'23, for net cash burn of $22.2 million in Q2'23
- Expecting meaningful cash burn improvements in H2'23 with Q3'23 reflecting majority of second tranche of cost reductions, as well as monetization of inventory

Desktop Metal
©2023 Desktop Metal, Inc. – Page 17

Financial Outlook Full Year 2023 Guidance

2023 financial outlook Key planning assumptions ▪ Continue to see a wider range of variability outcomes ▪ We expect H2’23 to show significant improvement in adj. EBITDA and cash flow, on our way to reaching adj. EBITDA breakeven by year end 2023 ▪ Outlook excludes impact of future acquisitions and divestitures FY 2023 guidance Revenue $210 – $260 million Adj. EBITDA $(50) – $(25) million

2023 strategic focus areas 01 Drive organic revenue growth, at scale ▪ Deliver on 2023 revenue growth targets despite uncertain macro environment ▪ Position business to capitalize on long - term growth opportunity 03 Intense focus on our customers ▪ Scaling best - in - class integrated solutions to help customers solve manufacturing problems ▪ Grow total customers and repeat customers 02 Adj. EBITDA breakeven before year end ▪ Execute on path to profitability commitments ▪ Dramatically lower cash burn: − Cost reduction plans – $100M annualized − Reduce inventory levels − Working capital management − Revenue growth drives operating leverage 04 Operational and expense streamlining ▪ Site closures ▪ Production consolidations ▪ Supply chain synergies ▪ Operational efficiencies

Productions examples Appendix Desktop Metal Production System P - 50 printer and auxiliary equipment

Continued progress on healthcare and dental

New Bioplotter for 3D bioprinting with exclusive capabilities to print stents, vascular, digestive and respiratory grafts[1]



We're proud to celebrate an industry first milestone achieved using the 3D-Bioplotter®. Our customer Dimension Inx recently received U.S. FDA 510(k) clearance for CMFlex™, the first biofabrication 3D printed product cleared by the FDA

Best in class Desktop Health materials are now available to the Carbon installed customer base


Desktop Health
+
Carbon

Carbon 3D is known for its high productivity systems and white glove service. It boasts one of the largest fleets of printers at large dental labs in our industry. For the first time, we are proud to partner with our friends at Carbon to provide better materials like our Flexcera resins to their customer base

1. https://www.youtube.com/watch?v=yDnvrdBJXXA

Desktop Metal
©2023 Desktop Metal, Inc. – Page 22

Non - GAAP reconciliations ($ in thousands) Q2'23 Q1'23 Q4'22 Q3'22 Q2'22 Q1'22 FY 2022 GAAP gross margin 6,089$ (1,364)$ 8,311$ (309)$ 8,397$ (1,328)$ 15,071$ Stock-based compensation in cost of sales 590 680 365 734 671 487 2,257 Amortization of acquired intangible assets in cost of sales6,928 6,927 5,890 5,877 5,950 5,990 23,707 Restructuring expense in cost of sales 2,488 717 147 3,085 41 - 3,273 Acquisition-related and integration costs in cost of sales434 479 - - 10 1,138 1,148 Inventory step-up adjustment in cost of sales - - - - 315 1,181 1,496 Non-GAAP gross margin 16,529$ 7,439$ 14,713$ 9,387$ 15,384$ 7,468$ 46,952$ ($ in thousands) Q2'23 Q1'23 Q4'22 Q3'22 Q2'22 Q1'22 FY 2022 GAAP operating expenses 54,607$ 50,953$ 320,206$ 57,510$ 300,967$ 68,151$ 746,834$ Stock-based compensation in opex (9,113) (8,633) (7,250) (11,306) (18,547) (9,425) (46,528) Amortization of acquired intangible assets in opex (3,529) (3,515) (4,250) (3,192) (3,719) (3,794) (14,955) Restructuring expense in opex (362) (2,901) (1,341) - (1,960) - (3,301) Acquisition-related and integration costs in opex (6,925) (927) (133) (1,476) (1,161) (2,848) (5,618) Goodwill impairment - - (269,300) - (229,500) - (498,800) Non-GAAP operating expenses 34,678$ 34,977$ 37,932$ 41,536$ 46,080$ 52,084$ 177,632$

Adjusted EBITDA reconciliation ($ in thousands) Q2'23 Q1'23 Q4'22 Q3'22 Q2'22 Q1'22 FY 2022 Net loss attributable to common stockholders (49,728)$ (52,642)$ (312,353)$ (60,774)$ (297,272)$ (69,944)$ (740,343)$ Interest (income) expense, net 1,109 811 462 680 633 (32) 1,743 Income tax expense (benefit) 23 (557) 104 598 (944) (1,256) (1,498) Depreciation & amortization 13,530 13,433 12,473 12,692 12,719 12,883 50,767 EBITDA (35,066)$ (38,955)$ (299,314)$ (46,804)$ (284,864)$ (58,349)$ (689,331)$ Change in fair value of investments 107 179 (329) 2,052 4,741 1,700 8,164 Inventory step-up adjustment - - - - 315 1,181 1,496 Stock-based compensation 9,703 9,313 7,615 12,040 19,218 9,912 48,785 Restructuring expense 2,850 3,618 1,488 3,085 2,384 - 6,957 Goodwill impairment - - 269,300 - 229,500 - 498,800 Acquisition-related and integration costs 7,359 1,406 133 1,476 1,171 3,986 6,766 Adjusted EBITDA (15,047)$ (24,439)$ (21,107)$ (28,151)$ (27,535)$ (41,570)$ (118,363)$